FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 19, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 19, 2008

2.

Material Change Report dated November 19, 2008 (re: November 19/08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 19, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

News Release

Petaquilla Minerals Ltd. Announces Results of Annual General Meeting

Vancouver, BC – November 19, 2008:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the results of its Annual General Meeting of Shareholders (the “Meeting”) held in Vancouver, BC, on November 18, 2008.

At the Meeting, the following board members stood for election and were duly re-elected to hold office until the next Annual General Meeting:  Robert Baxter, John Cook, and Richard Fifer.  Gaston Araya and John Resing were also nominated for election and the Company is pleased to advise they were duly appointed to the Board.  Robert Russell had been a management nominee, but declined to stand, after re-consideration of the time required to fulfill the duties of a director of a Canadian public company.

Gaston Araya has previously served the Company in two capacities, initially as Vice President of Engineering of the Company’s Molejon gold production facility and subsequently on its Advisory Board providing engineering and technical expertise.  Mr. Araya has over 38 years of mining experience in both underground and surface mining.  He has served as Vice President Operations for Glencairn Gold Corporation (now Central Sun Mining Inc.), at which he oversaw operations and projects at various sites in Central America, and General Manager and Chief Operating Officer for Mayan Gold Inc. with operations in Honduras.  He also offers a background in environmental management from pre-opening to mine closure and senior management experience in Operations and Maintenance as well as in community, government and union relations.

John Resing, both a Certified Public Accountant and a lawyer, brings a wealth of finance, accounting, and legal experience to the board.  Mr. Resing also previously served on the Company’s Advisory Board and he has over 15 years experience as an outside director of a number of U.S. firms and extensive experience in strategic planning, annual operating plans, financial oversight, SEC reporting, board governance, and financing strategy.  In addition to his experience serving on the board of directors of public companies, he has served as a valued director for eight non-public companies pursuing high growth rate business plans.  Prior to his directorship positions, Mr. Resing held roles as a Chief Financial Officer, a Managing General Partner of a venture capital fund, and as a partner in Coopers & Lybrand.

Ernst & Young was re-appointed as auditor for the Company for the ensuing year and the directors were authorized to fix the remuneration to be paid to the auditor.

Disinterested shareholders of the Company also voted to approve without amendment an ordinary resolution to ratify grants of stock options in excess of those reserved under the Company’s previously approved incentive stock option plan and to adopt an amended and restated stock option plan for the Company increasing the maximum number of shares that may be the subject of options at any given time from 10,000,000 to 10,700,000 shares.

No other business was brought before the meeting.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the latter half of December 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

November 19, 2008

Item 3.

News Release

The Company’s news release dated November 19, 2008, was disseminated by Marketwire, Incorporated on November 19, 2008.

Item 4.

Summary of Material Change

Petaquilla Minerals Ltd. announced the results of its Annual General Meeting of Shareholders held in Vancouver, BC, on November 18, 2008.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 19, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

.

Petaquilla Minerals Ltd. Announces Results of Annual General Meeting

Vancouver, BC – November 19, 2008:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the results of its Annual General Meeting of Shareholders (the “Meeting”) held in Vancouver, BC, on November 18, 2008.

At the Meeting, the following board members stood for election and were duly re-elected to hold office until the next Annual General Meeting:  Robert Baxter, John Cook, and Richard Fifer.  Gaston Araya and John Resing were also nominated for election and the Company is pleased to advise they were duly appointed to the Board.  Robert Russell had been a management nominee, but declined to stand, after re-consideration of the time required to fulfill the duties of a director of a Canadian public company.

Gaston Araya has previously served the Company in two capacities, initially as Vice President of Engineering of the Company’s Molejon gold production facility and subsequently on its Advisory Board providing engineering and technical expertise.  Mr. Araya has over 38 years of mining experience in both underground and surface mining.  He has served as Vice President Operations for Glencairn Gold Corporation (now Central Sun Mining Inc.), at which he oversaw operations and projects at various sites in Central America, and General Manager and Chief Operating Officer for Mayan Gold Inc. with operations in Honduras.  He also offers a background in environmental management from pre-opening to mine closure and senior management experience in Operations and Maintenance as well as in community, government and union relations.

John Resing, both a Certified Public Accountant and a lawyer, brings a wealth of finance, accounting, and legal experience to the board.  Mr. Resing also previously served on the Company’s Advisory Board and he has over 15 years experience as an outside director of a number of U.S. firms and extensive experience in strategic planning, annual operating plans, financial oversight, SEC reporting, board governance, and financing strategy.  In addition to his experience serving on the board of directors of public companies, he has served as a valued director for eight non-public companies pursuing high growth rate business plans.  Prior to his directorship positions, Mr. Resing held roles as a Chief Financial Officer, a Managing General Partner of a venture capital fund, and as a partner in Coopers & Lybrand.

Ernst & Young was re-appointed as auditor for the Company for the ensuing year and the directors were authorized to fix the remuneration to be paid to the auditor.

Disinterested shareholders of the Company also voted to approve without amendment an ordinary resolution to ratify grants of stock options in excess of those reserved under the Company’s previously approved incentive stock option plan and to adopt an amended and restated stock option plan for the Company increasing the maximum number of shares that may be the subject of options at any given time from 10,000,000 to 10,700,000 shares.

No other business was brought before the meeting.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the latter half of December 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVE

THE INFORMATION CONTAINED HEREIN.